UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-34977

YOUKU INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU INC.

By	:	/s/ Dele Liu
Name	:	Dele Liu
Title	:	Chief Financial Officer

Date: March 12, 2012

EXHIBIT INDEX

Exhibit 99.1 – Earnings release

Exhibit 99.2 – Joint press release by Youku Inc. and Tudou Holdings Limited

Exhibit 99.1

Youku Announces Fourth Quarter and Fiscal Year 2011 Unaudited Financial Results

Fourth Quarter and Fiscal Year 2011 Net Revenues Increased by 103% and 132% Year-over-Year, respectively

BEIJING, China, March 12, 2012 — Youku Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year 2011.

Fourth Quarter Highlights1

•	Net revenues were RMB309.3 million (US$49.1 million), a 103% increase from the corresponding period in 2010.

•	Gross profit was RMB65.6 million (US$10.4 million), a 30% increase from the corresponding period in 2010.

•	Operating expenses were RMB123.0 million (US$19.5 million), a 108% increase from the corresponding period in 2010.

•	Net loss was RMB49.6 million (US$7.9 million), a 32% increase from the corresponding period in 2010.

•	Basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for the fourth quarter of 2011 amounted to RMB0.43 (US$0.07) and RMB0.43(US$0.07), respectively.

•	Cash, cash equivalents and short-term investments totaled RMB3.7 billion (US$586.8 million) as of December 31, 2011.

•	Cash flow from operating activities for the fourth quarter of 2011 was RMB81.6 million (US$13.0 million), as compared to RMB10.6 million (US$1.7 million) for the same period in 2010.

•	Acquisition of property and equipment for the fourth quarter of 2011 was RMB40.7 million (US$6.5 million), as compared to RMB17.4 million (US$2.8 million) for the same period in 2010.

•	Acquisition of intangible assets for the fourth quarter of 2011 was RMB115.0 million (US$18.3 million), as compared to RMB26.7 million (US$4.2 million) for the same period in 2010.

Fiscal Year 2011 Highlights

•	Net revenues were RMB897.6 million (US$142.6 million), a 132% increase from 2010.

•	Gross profit was RMB200.3 million (US$31.8 million), a 452% increase from 2010.

•	Operating expenses were RMB383.6 million (US$60.9 million), a 101% increase from 2010.

•	Net loss was RMB172.1 million (US$27.3 million), a 16% decrease from 2010.

•

Basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for 2011 amounted to RMB1.55 (US$0.25) and RMB1.55 (US$0.25), respectively, as compared to RMB7.90 (US$1.26) and RMB7.90 (US$1.26), respectively, for 2010.

•	Cash flow from operating activities turned positive to RMB63.9 million (US$10.1 million) in 2011, as compared to negative RMB106.0 million (US$16.8 million) in 2010.

•	Acquisition of property and equipment in 2011 was RMB84.9 million (US$13.5 million), as compared to RMB46.0 million (US$7.3 million) in 2010.

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2939 to US$1.00, the effective noon buying rate as of December 30, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

•	Acquisition of intangible assets in 2011 was RMB490.8 million (US$78.0 million), as compared to RMB89.2 million (US$14.2 million) in 2010.

“Over the course of our first year as a U.S. publicly listed company, we have experienced strong growth in both revenue and traffic that further solidified our market position as China’s leading Internet television company,” said Victor Koo, Chairman and Chief Executive Officer of Youku. “With the growing opportunities ahead of us, our fundamental approach to this market is to continue to make long-term investments, as scalability is central to the success of our business model.”

Dele Liu, Youku’s Senior Vice President and Chief Financial Officer, commented, “We are glad that we continue to enjoy strong revenue growth in 2011 as a result of our solid execution and aggressive investment in content and technology. We expect that our investment will continue to increase our competitive advantages, which will position us for long-term profitable growth.”

Fourth Quarter 2011 Results

Net revenues were RMB309.3 million (US$49.1 million) in the fourth quarter of 2011, representing a 103% increase from the corresponding period in 2010 and exceeding the high end of the revenue guidance previously announced by the Company by 2%. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by the increased average spend per advertiser from RMB0.7 million to RMB1.2 million and by an increase in the number of advertisers from 245 to 296, representing a 71% and 21% increase, respectively, from the corresponding period in 2010.

Bandwidth costs as a component of cost of revenues were RMB109.7 million (US$17.4 million) in the fourth quarter of 2011, representing 35% of net revenues, compared to 34% in the corresponding period in 2010. The increase of bandwidth costs in absolute dollars was primarily due to increased bandwidth capacity to support the growth of traffic to our website to further enhance our user experience.

Content costs as a component of cost of revenues were RMB90.7 million (US$14.4 million) in the fourth quarter of 2011 with our change in accounting estimate to accelerate amortization of content costs starting in fiscal year 2011. If the Company had continued using straight-line amortization for purchased content costs as in the corresponding period in 2010, the total content costs would have been RMB62.5 million (US$9.9 million), representing 20% of net revenues in the fourth quarter of 2011 as compared to 17% in the corresponding period in 2010.

Gross profit was RMB65.6 million (US$10.4 million) in the fourth quarter of 2011, an increase of 30% compared to gross profit of RMB50.4 million (US$8.0 million) in the corresponding period in 2010. Non-GAAP gross profit, which is herein defined as gross profit excluding share-based compensation expenses, was RMB66.9 million (US$10.6 million) in the fourth quarter of 2011, an increase of 32% compared to the non-GAAP gross profit of RMB50.7 million (US$8.1 million) in the corresponding period in 2010 due to strong operating leverage.

Operating expenses were RMB123.0 million (US$19.5 million) in the fourth quarter of 2011, an increase of 108% compared to operating expenses of RMB59.0 million (US$9.4 million) in the corresponding period in 2010. Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses, were RMB108.7 million (US$17.3 million) in the fourth quarter of 2011, compared to the non-GAAP operating expenses of RMB54.7 million (US$8.7 million) in the corresponding period in 2010. The increase was primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as a result of the substantial growth of our business. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB66.9 million (US$10.6 million) in the fourth quarter of 2011, an increase of 73% compared to sales and marketing expenses of RMB38.7 million (US$6.1 million) in the corresponding period in 2010. Non-GAAP sales and marketing expenses, which is herein defined as sales and marketing expenses excluding share-based compensation expenses, were RMB64.4million (US$10.2 million) in the fourth quarter of 2011, an increase of 77% compared to the non-GAAP sales and marketing expenses of RMB36.4 million (US$5.8 million) in the corresponding period in 2010. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Product development expenses were RMB23.7 million (US$3.8 million) in the fourth quarter of 2011, an increase of 137% compared to product development expenses of RMB10.0 million (US$1.6 million) in the corresponding period in 2010. Non-GAAP product development expenses, which is herein defined as product development expenses excluding share-based compensation expenses, were RMB19.9 million (US$3.2 million) in the fourth quarter of 2011, an increase of 120% compared to the non-GAAP product development expenses of RMB9.0 million (US$1.4 million) in the corresponding period in 2010. This increase was primarily due to an increase in salaries and benefits for our product and development personnel primarily resulting from increased headcount.

General and administrative expenses were RMB32.4 million (US$5.1 million) in the fourth quarter of 2011, an increase of 216% compared to general and administrative expenses of RMB10.3 million (US$1.6 million) in the corresponding period in 2010. Non-GAAP general and administrative expenses, which is herein defined as general and administrative expenses excluding share-based compensation expenses, were RMB24.4 million (US$3.9 million) in the fourth quarter of 2011, an increase of 162% compared to the non-GAAP general and administrative expenses of RMB9.3 million (US$1.5 million) in the corresponding period in 2010. This increase was primarily due to an increase in personnel-related expenses, professional fees and tax charges.

Net loss was RMB49.6 million (US$7.9 million) in the fourth quarter of 2011, representing an increase of 32% from the corresponding period of 2010. Non-GAAP net loss, which is herein defined as net loss excluding share-based compensation expenses and change in fair value of warrant liability, was RMB34.1 million (US$5.4 million) in the fourth quarter of 2011, as compared to the non-GAAP net loss of RMB6.4 million(US$1.0 million) in the corresponding period in 2010. If we had continued using straight-line amortization for content costs as in the corresponding period in 2010, our non-GAAP net loss in the fourth quarter of 2011 would be RMB5.9 million (US$0.9 million), or a decrease of 7% relative to the corresponding period in 2010.

Non-GAAP EBITDA loss, which is herein defined as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses and other non-operating items, was RMB28.6 million (US$4.5 million) in the fourth quarter of 2011.

Full-Year 2011 Results

Net revenues were RMB897.6 million (US$142.6 million) in 2011, representing a 132% increase from 2010. The significant increase of net revenues for 2011 was mainly due to the strong performance of brand advertising revenues, which grew 128% from 2010 to RMB851.3 million (US$135.3 million) in 2011. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by the increased average spend per advertiser from RMB1.1 million to RMB2.0 million and by an increase in the number of advertisers from 423 to 505, representing a 82% and 19% increase from 2010 respectively.

Bandwidth costs as a component of cost of revenues were RMB324.7 million (US$51.6 million) in 2011, representing 36% of net revenues, compared to 50% in the corresponding period in 2010 due to strong operating leverage.

Content costs as a component of cost of revenues were RMB243.4 million (US$38.7 million) with our change in accounting estimate to accelerate amortization of content costs starting in fiscal year 2011. If the Company had continued using straight-line amortization for content costs as in 2010, the total purchased content costs would have been RMB172.5 million (US$27.4 million) representing 19% of net revenues in 2011 as compared to 21% in 2010.

Gross profit was RMB200.3 million (US$31.8 million) in 2011, an increase of 452% compared to gross profit of RMB36.3 million (US$5.8 million) in 2010. Non-GAAP gross profit was RMB204.2 million (US$32.4 million) in 2011, an increase of 449% compared to the non-GAAP gross profit of RMB37.2 million (US$5.9 million) in 2010. The significant increase of non-GAAP gross profit was mainly due to increased revenues from brand advertising services and strong operating leverage.

Operating expenses were RMB383.6 million (US$60.9 million) in 2011, an increase of 101% compared to operating expenses of RMB190.6 million (US$30.3 million) in 2010. Non-GAAP operating expenses were RMB340.0 million (US$54.0 million) in 2011, compared to the non-GAAP operating expenses of RMB179.4 million (US$28.5 million) in 2010. The increase was primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as a result of the substantial growth of our business during 2011. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB230.5 million (US$36.6 million) in 2011, an increase of 77% compared to sales and marketing expenses of RMB130.2 million (US$20.7 million) in 2010. Non-GAAP sales and marketing expenses were RMB216.3 million (US$34.4 million) in 2011, an increase of 74% compared to the non-GAAP sales and marketing expenses of RMB124.3 million (US$19.7 million) in 2010. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Product development expenses were RMB72.6 million (US$11.5 million) in 2011, an increase of 132% compared to product development expenses of RMB31.3 million (US$5.0 million) in 2010. Non-GAAP product development expenses were RMB60.3 million (US$9.6 million) in 2011, an increase of 114% compared to the non-GAAP product development expenses of RMB28.2 million (US$4.5 million) in 2010. This increase was primarily due to an increase in salaries and benefits for product and development personnel resulting from increased headcount.

General and administrative expenses were RMB80.5 million (US$12.8 million) in 2011, an increase of 178% compared to general and administrative expenses of RMB29.0 million (US$4.6 million) in 2010. Non-GAAP general and administrative expenses were RMB63.4 million (US$10.1 million) in 2011, an increase of 136% compared to the non-GAAP general and administrative expenses of RMB26.9 million (US$4.3 million) in 2010.

Net loss was RMB172.1 million ($27.3 million), a 16% decrease from 2010. Non-GAAP net loss was RMB124.6 million (US$19.8 million) in 2011, or a decrease of 16% relative to the non-GAAP net loss in 2010. If we had continued using straight-line amortization for content costs as in the corresponding period in 2010, our non-GAAP net loss in 2011 would be RMB53.7 million (US$8.5 million), or a decrease of 64% relative to 2010.

Non-GAAP EBITDA loss was RMB90.1 million (US$14.3 million) in 2011, or a decrease of 9% relative to the non-GAAP EBITDA loss in 2010.

Business Outlook

For the first quarter of 2012, the Company expects year-on-year growth of 95% to 105% in net revenues. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Supplementary Information

The number of monthly unique visitors from homes and offices in December 2011 was approximately 263 million, an increase of 26% compared to the corresponding period in 2010 according to iResearch.

Total user time spent for the fourth quarter in 2011 was approximately 2.2 billion hours, an increase of 78% compared to the corresponding period in 2010 according to iResearch.

Youku and Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou”) today announced that they have signed a definitive agreement for Tudou to combine with Youku in a 100% stock for stock transaction that will result in Youku and Tudou shareholders and ADS holders owning approximately 71.5% and 28.5% of the combined entity, respectively, immediately upon closing of the transaction. For more details, please see the joint press release issued by Youku and Tudou on March 12, 2012.

Conference Call Information

Youku’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 12, 2012 (8:00 p.m. Beijing/Hong Kong Time on March 12, 2012).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004

International Dial In: 1-718-354-1231

Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121

Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing 1-866-214-5335 (international 1-718-354-1232), and entering passcode 56671639#. The replay will be available through March 19, 2012.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku's corporate website at http://ir.youku.com.

About Youku

Youku Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expense, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss and non-GAAP EBITDA loss. We define non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expense, non-GAAP product development expenses, non-GAAP general and administrative expenses, and non-GAAP loss from operations as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses. We define non-GAAP net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability. We define non-GAAP EBITDA loss as net income or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares)	December 31,	December 31,	December 31,
	2010	2011	2011
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,811,423	2,292,538	364,248
Short-term investments	—	1,400,858	222,574
Accounts receivable, net	216,245	421,474	66,966
Intangible assets	10,230	16,078	2,555
Prepayments and other assets	25,187	16,832	2,674

Total current assets	2,063,085	4,147,780	659,017

Non-current assets:
Property and equipment, net	64,177	96,567	15,343
Long-term investment	—	1,707	271
Intangible assets	57,550	211,978	33,680
Capitalized content production costs	—	7,782	1,236
Prepayments and other assets	5,356	209,744	33,325

Total non-current assets	127,083	527,778	83,855

TOTAL ASSETS	2,190,168	4,675,558	742,872

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	35,641	60,070	9,544
Advances from customers	1,304	3,140	499
Accrued expenses and other liabilities	201,100	390,607	62,061
Current portion of long-term debt	22,180	9,182	1,459

Total current liabilities	260,225	462,999	73,563

Non-current liabilities:
Long-term debt	18,455	7,382	1,173

Total non-current liabilities	18,455	7,382	1,173

Total liabilities	278,680	470,381	74,736

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,235,761,996 and 1,395,435,339 issued and outstanding as of December 31, 2010 and 2011, respectively)	82	93	15

Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,761,207 and 659,561,893 issued and outstanding as of December 31, 2010 and 2011, respectively)	49	49	8

Additional paid-in capital	2,625,250	5,185,257	823,854
Accumulated deficit	(699,540)	(871,644)	(138,490)
Accumulated other comprehensive loss	(14,353)	(108,578)	(17,251)

Total shareholders’ equity	1,911,488	4,205,177	668,136

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,190,168	4,675,558	742,872

YOUKU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended,				For the Twelve Months Ended,
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net revenues	152,474	262,471	309,309	49,144	387,097	897,624	142,619
Cost of revenues (Note 1)	(102,111)	(194,686)	(243,735)	(38,726)	(350,830)	(697,337)	(110,796)

Gross profit (loss)	50,363	67,785	65,574	10,418	36,267	200,287	31,823

Operating expenses:
Product development	(10,027)	(24,053)	(23,734)	(3,771)	(31,287)	(72,573)	(11,531)
Sales and marketing	(38,711)	(74,205)	(66,869)	(10,624)	(130,238)	(230,475)	(36,619)
General and administrative	(10,241)	(21,845)	(32,351)	(5,140)	(28,957)	(80,529)	(12,795)

Total operating expenses	(58,979)	(120,103)	(122,954)	(19,535)	(190,482)	(383,577)	(60,945)

(Loss) profit from operations	(8,616)	(52,318)	(57,380)	(9,117)	(154,215)	(183,290)	(29,122)

Interest income	102	8,677	10,770	1,711	1,170	23,693	3,764
Interest expenses	(2,477)	(1,542)	(1,327)	(211)	(7,440)	(6,825)	(1,084)
Change in fair value of warrant liability	(26,736)	—	—	—	(44,268)	—	—
Other, net	4	(2,291)	(1,677)	(266)	69	(5,682)	(903)

Total other income (expenses), net	(29,107)	4,844	7,766	1,234	(50,469)	11,186	1,777

(Loss) profit before income taxes	(37,723)	(47,474)	(49,614)	(7,883)	(204,684)	(172,104)	(27,345)
Income taxes	—	—	—	—	—	—	—

Net (loss) profit	(37,723)	(47,474)	(49,614)	(7,883)	(204,684)	(172,104)	(27,345)

Net loss per share, basic and diluted	(0.05)	(0.02)	(0.02)	*	(0.44)	(0.09)	(0.01)
Net loss per ADS, basic and diluted	(0.89)	(0.42)	(0.43)	(0.07)	(7.90)	(1.55)	(0.25)
Shares used in computation, basic and diluted	765,083,372	2,051,993,011	2,054,298,858	2,054,298,858	466,340,541	1,992,923,515	1,992,923,515
ADS used in computation, basic and diluted	42,504,632	113,999,611	114,127,714	114,127,714	25,907,808	110,717,973	110,717,973

*	represents per share amount which is less than (0.01)

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Cost of revenues:
Business tax and surcharges	15,231	25,420	32,162	5,110	38,472	90,215	14,334
Bandwidth costs	51,685	92,388	109,718	17,432	191,679	324,682	51,587
Depreciation of servers and other equipment	8,950	9,855	11,166	1,775	37,958	39,052	6,205
Content costs	26,245	67,023	90,689	14,409	82,721	243,388	38,670

Total Cost of Revenues	102,111	194,686	243,735	38,726	350,830	697,337	110,796

YOUKU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended,				For the Twelve Months Ended,
(Amounts in thousands)	Dec 31, 2010	Sep 30, 2011	Dec 31, 2011	Dec 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(37,723)	(47,474)	(49,614)	(7,883)	(204,684)	(172,104)	(27,345)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,408	11,557	13,230	2,102	42,691	45,670	7,256
Bad debt expense	330	1,066	(10)	(2)	994	1,509	240
Amortization of intangible assets and self produced contents	12,595	43,111	61,552	9,780	44,530	166,576	26,466
Accretion of long-term debt discounts	1,053	839	717	114	2,504	3,496	555
Gain on disposal of property and equipment	(4)	—	(11)	(2)	19	(18)	(3)
Foreign exchange loss	—	1,971	2,009	319	—	5,624	894
Share-based compensation	4,615	19,295	15,547	2,470	11,990	47,494	7,546
Change in fair value of warrant liability	26,736	—	—	—	44,268	—	—
Change in operating assets and liabilities:
Accounts receivable	(46,703)	(135,309)	(8,577)	(1,363)	(142,279)	(206,738)	(32,847)
Prepayments and other assets	469	(6,911)	(806)	(128)	(1,457)	(15,458)	(2,455)
Capitalized content production costs	1,554	(5,384)	(4,055)	(644)	(196)	(11,307)	(1,797)
Accounts payable	71	—	—	—	(39)	(252)	(40)
Advances from customers	(219)	4,444	(2,028)	(322)	(1,906)	1,836	292
Accrued expenses and other liabilities	37,446	111,676	53,597	8,515	97,541	197,542	31,386

Net cash provided by (used in) operating activities	10,628	(1,119)	81,551	12,956	(106,024)	63,870	10,148

Cash flows from investing activities:
Acquisition of property and equipment	(17,364)	(11,797)	(40,706)	(6,468)	(45,987)	(84,855)	(13,482)
Deposit for acquisition of equity interest	—	—	—	—	(1,707)	—	—
Proceeds from (purchase of) short-term investments	—	(168,131)	261	41	—	(1,397,817)	(222,091)
Proceeds from disposal of property and equipment	4	—	16	3	4	24	4
Acquisition of intangible assets	(26,673)	(189,884)	(115,049)	(18,279)	(89,150)	(490,767)	(77,975)

Net cash used in investing activities	(44,033)	(369,812)	(155,478)	(24,703)	(136,840)	(1,973,415)	(313,544)

Cash flows from financing activities:
Exercise of employee stock options	62	2,390	1,232	196	165	4,647	738
Proceeds from issuance of Series F Preferred Shares	—	—	—	—	334,985	—	—
Drawdown of long-term debt	—	—	—	—	33,875	—	—
Principal repayments on long-term debt	(7,677)	(5,594)	(4,741)	(753)	(26,620)	(27,107)	(4,307)
Debt commitment fee received	—	—	—	—	(136)	—	—
Proceeds from follow-on offering & IPO activity, net of issuance costs	1,435,329	(539)	(247)	(39)	1,434,763	2,512,969	399,271
Payment of convertible redeemable preferred shares issuance costs	(12,611)	—	—	—	(13,259)	—	—

Net cash provided by (used in) financing activities	1,415,103	(3,743)	(3,756)	(596)	1,763,773	2,490,509	395,702
Effect of exchange rate changes on cash and cash equivalents	(10,829)	(44,041)	(17,626)	(2,800)	(11,094)	(99,849)	(15,864)

Net (decrease) increase in cash and cash equivalents	1,370,869	(418,715)	(95,309)	(15,143)	1,509,815	481,115	76,442
Cash and cash equivalents at the beginning of the period	440,554	2,806,562	2,387,847	379,391	301,608	1,811,423	287,806

Cash and cash equivalents at the end of the period	1,811,423	2,387,847	2,292,538	364,248	1,811,423	2,292,538	364,248

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*) (Amounts in thousands of Renminbi (“RMB”) and U.S.dollars (“US$”),unaudited)

1. Non-GAAP Gross Profit (Loss)

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit (loss)	50,363	67,785	65,574	10,418	36,267	200,287	31,823
Add back: share-based compensation	368	1,459	1,302	207	918	3,894	619

Non-GAAP gross profit (loss)	50,731	69,244	66,876	10,625	37,185	204,181	32,442

2. Non-GAAP Operating Expenses

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	58,979	120,103	122,954	19,535	190,482	383,577	60,945
Deduct: share-based compensation	4,247	17,836	14,245	2,263	11,072	43,600	6,927

Non-GAAP operating expenses	54,732	102,267	108,709	17,272	179,410	339,977	54,018

3. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	38,711	74,205	66,869	10,624	130,238	230,475	36,619
Deduct: share-based compensation	2,309	6,047	2,440	388	5,954	14,196	2,255

Non-GAAP sales and marketing expenses	36,402	68,158	64,429	10,236	124,284	216,279	34,364

4. Non-GAAP Product Development Expenses

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	10,027	24,053	23,734	3,771	31,287	72,573	11,531
Deduct: share-based compensation	1,011	5,534	3,872	615	3,049	12,233	1,944

Non-GAAP product development expenses	9,016	18,519	19,862	3,156	28,238	60,340	9,587

5. Non-GAAP General and Administrative Expenses

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	10,241	21,845	32,351	5,140	28,957	80,529	12,795
Deduct: share-based compensation	927	6,255	7,933	1,260	2,069	17,171	2,728

Non-GAAP general and administrative expenses	9,314	15,590	24,418	3,880	26,888	63,358	10,067

6. Non-GAAP (Loss) Profit from Operations

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss) profit from operations	(8,616)	(52,318)	(57,380)	(9,117)	(154,215)	(183,290)	(29,122)
Add back: share-based compensation	4,615	19,295	15,547	2,470	11,990	47,494	7,546

Non-GAAP (loss) profit from operations	(4,001)	(33,023)	(41,833)	(6,647)	(142,225)	(135,796)	(21,576)

7. Non-GAAP Net (Loss) Profit

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) profit	(37,723)	(47,474)	(49,614)	(7,883)	(204,684)	(172,104)	(27,345)
Add back: share-based compensation	4,615	19,295	15,547	2,470	11,990	47,494	7,546
Add back: change in fair value of warrant liability	26,736	—	—	—	44,268	—	—

Non-GAAP net (loss) profit	(6,372)	(28,179)	(34,067)	(5,413)	(148,426)	(124,610)	(19,799)

8. Non-GAAP EBITDA (Loss) Profit

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) profit	(37,723)	(47,474)	(49,614)	(7,883)	(204,684)	(172,104)	(27,345)
Add back:
Depreciation and amortization (excluding amortization of acquired content)**	10,423	11,571	13,244	2,104	42,711	45,728	7,265
Interest income	(102)	(8,677)	(10,770)	(1,711)	(1,170)	(23,693)	(3,764)
Interest expenses	2,477	1,542	1,327	211	7,440	6,825	1,084
Income taxes	—	—	—	—	—	—	—

EBITDA (Loss) Profit	(24,925)	(43,038)	(45,813)	(7,279)	(155,703)	(143,244)	(22,760)

Adjustments:
Share-based compensation	4,615	19,295	15,547	2,470	11,990	47,494	7,546
Change in fair value of warrant liability	26,736	—	—	—	44,268	—	—
Others, net	(4)	2,291	1,677	266	(69)	5,682	903

Non-GAAP EBITDA (Loss) Profit	6,422	(21,452)	(28,589)	(4,543)	(99,514)	(90,068)	(14,311)

*	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.
**	The amortization expense was related to advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.

Exhibit 99.2

YOUKU AND TUDOU TO CREATE CHINA’s LEADING ONLINE VIDEO COMPANY

Positions Youku Tudou Inc. to Lead the Next Phase of Evolution in China’s Online Video Market

BEIJING & SHANGHAI, China - March 12, 2012 — Youku Inc. (NYSE: YOKU) (“Youku”) and Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou”) announced today that they have signed a definitive agreement for Tudou to combine with Youku in a 100% stock-for-stock transaction. Under the terms of the agreement, each Class A ordinary share and Class B ordinary share of Tudou issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each American depositary share of Tudou (“Tudou ADSs”), each of which represents four Tudou Class B ordinary shares, will be cancelled in exchange for the right to receive 1.595 American depositary shares of Youku (“Youku ADSs”), each of which represents 18 Youku Class A ordinary shares resulting in Youku and Tudou shareholders and ADS holders owning approximately 71.5% and 28.5% of the combined entity, respectively, immediately upon completion of the transaction. Upon completion, the combined entity will be named Youku Tudou Inc. Youku’s ADSs will continue to be listed on the NYSE under the symbol “YOKU”.

“We intend to lead the next phase of online video development in China. Youku Tudou Inc. will represent a differentiated leader in the online video market in China with the largest user base, most comprehensive content library, most advanced bandwidth infrastructure and strongest monetization capability within the sector,” said Victor Koo, founder, chairman and chief executive officer of Youku. “Youku Tudou Inc. will have the reach and scale to bring our users high quality content at high speeds. The combined company will have the two leading online video brands in China: Youku and Tudou.”

“Youku and Tudou share a vision for the future of online video in China and how to deliver the best user experience possible,” said Gary Wang, founder, chairman and chief executive officer of Tudou. “This transaction further strengthens our market position as Tudou brings its valuable brand, library of professional licensed content, user generated content platform, extensive user base, broad range of partnerships and expertise in mobile video. Together, we believe Youku Tudou Inc. will be able to provide the best-in-class experience for users interested in uploading, watching and sharing videos, and to grow together with our advertisers, and our content and industry partners.”

“When the strategic combination is complete, Tudou will retain its distinct brand identity and platform in Youku Tudou Inc., strengthening and complementing Youku’s video business. Youku Tudou Inc. would establish a clear and dominant leadership position in China’s online video sector and become one of the largest Internet properties in China. This transaction would also lead to improvement in the industry structure and the underlying economics of the online video sector in China,” said Victor Koo. “We expect to see significant synergies across a number of areas including leveraging licensed content over a larger user base and realizing efficiencies in bandwidth management and other common expenses.”

The strategic combination has been approved by both companies’ boards of directors and is subject to customary closing conditions including shareholder approvals by Youku’s and Tudou’s shareholders. Shareholders of Youku and Tudou with representatives serving on the companies’ respective boards of directors have committed to vote in favor of the strategic combination. The combination is expected to close in the third quarter of 2012.

Financial and Legal Advisors

Goldman Sachs (Asia) L.L.C., Allen & Company LLC and China Renaissance Holdings Limited acted as financial advisers to Youku, and Skadden, Arps, Slate, Meagher & Flom LLP, TransAsia Lawyers and Conyers Dill & Pearman acted as legal advisers to Youku in connection with the transaction. Morgan Stanley Asia Limited acted as the lead financial adviser and Credit Suisse Securities (USA) LLC acted as the co-financial advisor to Tudou in connection with this transaction. Kirkland & Ellis LLP, Fangda Partners and Maples and Calder acted as legal advisers to Tudou.

Teleconference and Webcast

Youku and Tudou will jointly host a conference call with the financial community today, March 12, 2012, at 8 a.m. Eastern Standard Time (EST) to discuss this morning’s announcement with Youku’s founder, chairman and chief executive officer, Victor Koo; Tudou’s founder, chairman and chief executive officer, Gary Wang; Youku’s senior vice president and chief financial officer, Dele Liu; Tudou’s chief financial officer, Bin Yu; Youku’s senior vice president of finance, Michael Xu; and Youku’s corporate finance director, Ryan Cheung. The conference call will be broadcast live via the respective company’s Investor Relations website at ir.youku.com or ir.tudou.com.

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004

International Dial In: 1-718-354-1231

Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121

Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing 1-866-214-5335 (international 1-718-354-1232), and entering passcode 56671639#. The replay will be available through March 19, 2012. This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku’s corporate website at http://ir.youku.com.

About Youku Inc.

Youku Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of Class A ordinary shares, are traded on NYSE under the symbol “YOKU”.

About Tudou Holdings Limited

Tudou Holdings Limited (Nasdaq: TUDO) is a leading Internet video company in China providing premium licensed content, user generated content , and original in-house productions. Founded in 2005, Tudou was the first UGC video sharing website launched in China. The “Tudou” brand is one of the most recognized Internet brands in China, and the annual Tudou Video Festival has become a signature event in the online video industry.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminologies such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the expectations with respect to the future developments of the online video market in China and the combined company, as well as the combined company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include that various closing conditions for the transaction between Youku and Tudou may not be satisfied or waived; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, either company’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties may be unable to successfully implement integration strategies; and other risks and uncertainties disclosed in Youku’s and Tudou’s filings with the Securities and Exchange Commission (the “SEC”). All information provided in this press release is current as of the date of the press release, and neither Youku nor Tudou undertakes to update such information, except as required under applicable law.

Additional Information

This press release relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of March 11, 2012, among Youku, Tudou and Two Merger Sub Inc., a wholly-owned subsidiary of Youku. In connection with the proposed transaction, Youku will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Youku and Tudou that also constitutes a prospectus of Youku relating to the proposed transaction. Youku and Tudou urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about Youku, Tudou and the proposed transaction. Investors and security holders may obtain the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Bin Yu

Chief Financial Officer

Tudou Holdings Limited

Tel: (+8621) 5170-2355 x6789

Email: byu@tudou.com